Exhibit (a)(13)

The following statement made by Dr. Hubertus Erlen on June 14, 2006, was published on Schering Aktiengesellschaft's website today. In order to access this statement, a reader must confirm that the reader has read and accepted the following statement:

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).

Berlin, June 14, 2006

We appreciate the settlement between Merck and Bayer

Bayer AG is to acquire the entire 21.8% stake in Schering shares held by Merck. The purchase price is EUR 89 per share. Schering stockholders who have tendered their shares under the public takeover offer, or who decide to do so before the acceptance period expires at midnight CEST on Wednesday, will benefit from this price.

Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG, Berlin, comments on the decision: “We appreciate the settlement between Merck and Bayer which clarifies the situation also in the interest of our employees. This enhances the chance for Bayer to acquire more than 75 percent of Schering’s shares and to succeed in the takeover. This paves the way to create a strong global pharmaceutical company located in Berlin. It is up to the remaining shareholders to finally decide if they want to accept the offer.”